AMER SPORTS REPORTS THIRD QUARTER 2025 FINANCIAL RESULTS, RAISES FULL YEAR REVENUE, MARGIN, AND EPS GUIDANCE
•Strong 3Q25 results with revenues, adjusted margins and EPS above guidance
•Revenue increased 30% to $1,756 million, and strong momentum continues into 4Q25
•All four regions accelerated in Q3 and achieved double-digit revenue growth
•Greater China grew 47%, and strong momentum continues into 4Q25
•Technical Apparel omni-comp reaccelerated to +27%, with broad-based strength across regions, categories and channels
•Outdoor Performance grew 36% driven by continued excellent momentum in Salomon footwear and a strong performance from Winter Sports Equipment
•Ball & Racquet grew 16% led by Wilson Tennis 360
NEW YORK (November 18, 2025) – Amer Sports, Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced its financial results for the third quarter of 2025.
CEO James Zheng commented "Amer Sports' strong momentum continued in the third quarter, as our unique portfolio of premium technical brands continues to create white space and take share in sports and outdoor markets around the world. All three segments performed extremely well led by exceptional Salomon footwear growth, an Arc'teryx omni-comp reacceleration, and solid growth from Wilson Tennis 360 and our Winter Sports Equipment franchises.
"We believe our specialized, highly technical brands are well positioned within the premium sports and outdoor market, which continues to be one of the healthiest segments across the global consumer landscape."
THIRD QUARTER 2025 RESULTS
For the third quarter of 2025, compared to the third quarter of 2024:
•Revenue increased 30% to $1,756 million, or 28% on a constant currency basis1. Revenues by segment:
•Technical Apparel increased 31% to $683 million, or increased 32% on a constant currency basis. This reflects an omni-comp2 growth of 27%.
•Outdoor Performance increased 36% to $724 million, or increased 32% on a constant currency basis.
•Ball & Racquet Sports increased 16% to $350 million, or increased 16% on a constant currency basis.
•Gross margin increased 160 basis points to 56.8%; Adjusted gross margin increased 240 basis points to 57.9%.

1 Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
2 Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

•Selling, general and administrative expenses increased 32% to $777 million; Adjusted selling, general and administrative expenses increased 30% to $743 million.
•Operating profit increased 22% to $216 million; Adjusted operating profit increased 41% to $275 million.
•Operating margin decreased 80 basis points to 12.3%. Adjusted operating margin increased 130 basis points to 15.7%. Adjusted operating margin by segment:
◦Technical Apparel decreased 100 basis points to 19.0%.
◦Outdoor Performance increased 420 basis points to 21.7%.
◦Ball & Racquet Sports increased 70 basis points to 7.6%.
•Net income attributable to equity holders of the Company increased 156% to $143 million, which is $0.25 diluted earnings per share; Adjusted net income attributable to equity holders of the Company increased 161% to $185 million, which is $0.33 adjusted diluted earnings per share.
Balance sheet. Year-over-year inventories increased 28% to $1,710 million. Net debt3 was $800 million, and cash and cash equivalents totaled $353 million at quarter end.
OUTLOOK
CFO Andrew Page said, "Salomon footwear continues to add a strong second leg of profitable growth to Arc'teryx's already exceptional trajectory, significantly elevating the financial profile and long-term value creation potential of the Amer Sports portfolio.
"All three operating segments delivered both sales and margin ahead of our expectations in the third quarter. Given our continued momentum we are raising our full year revenue, margin, and EPS expectations.
"As we begin to look beyond this year, we expect to deliver 2026 Group revenue growth towards the high-end of our long-term algorithm of low-double-digit to mid-teens annual sales growth. And we expect to deliver adjusted operating margin expansion within our long-term algorithm of 30-70+ basis points annually."
FULL-YEAR 2025
Amer Sports is updating guidance for the year ending December 31, 2025 (all guidance figures reference adjusted amounts). Guidance assumes the latest tariff rates on all countries will stay in place for the remainder of 2025 and beyond:
•Reported revenue growth: 23% – 24%, including an approximate 100 basis point benefit from favorable Fx impact at current exchange rates
•Gross margin: approximately 58%
•Operating margin: 12.5% – 12.7%
•Net finance cost: $85 – $90 million
•Effective tax rate: 27% – 28%
•Other operating income will be approximately $20 million, and non-controlling interest approximately $15 million

3Net debt is defined as the principal value of borrowings from financial institutions, including the revolving credit facility and other-borrowings, less cash and cash equivalents.

•Fully diluted share count: approximately 563 million
•Fully diluted EPS: $0.88 – 0.92
•D&A: approximately $350 million, including approximately $180 million of ROU depreciation
•CapEx: approximately $300 million
•Technical Apparel:
◦Revenue growth of 26% – 27%
◦Segment operating margin approximately 21%
•Outdoor Performance:
◦Revenue growth of 28% – 29%
◦Segment operating margin 13% – 13.5%
•Ball & Racquet:
◦Revenue growth of 10% – 11%
◦Segment operating margin of 3% – 4%
Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.
CONFERENCE CALL INFORMATION
The Company's conference call to review the results for the third quarter 2025 will be webcast live today, Tuesday, November 18, 2025 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.
ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 13,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40 countries and our products are sold in 100+ countries. Amer Sports generated revenue of $5.2 billion in 2024. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

NON-IFRS MEASURES
Adjusted gross profit margin, adjusted SG&A expenses, adjusted net finance costs, adjusted income tax expense, adjusted operating profit margin, adjusted EBITDA, adjusted net income attributable to equity holders of the Company, and adjusted diluted earnings per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding non-recurring items such as depreciation and amortization related to purchase price allocation (PPA) fair value step up resulting from the acquisition and delisting of Amer Sports in 2019, restructuring expenses, and expenses related to certain legal proceedings. Adjusted SG&A excludes non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted net finance costs is calculated as net finance costs excluding non-recurring items such as expenses related to transaction activities, other adjustments and loss on debt extinguishment. Adjusted income tax expense is calculated as income tax expense excluding the income tax expense resulting from each adjustment excluded from Adjusted net income. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income before tax with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, expenses related to certain share-based payments, interest expense, foreign currency exchange gains/(losses), net & other finance costs, loss on debt extinguishment, and interest income. Adjusted EBITDA is calculated as net income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense/(benefit), foreign currency exchange gains/(losses), net & other finance costs, interest expense, loss on debt extinguishment, and depreciation and amortization, less interest income with adjustments to exclude non-recurring items such as restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net income attributable to equity holders of the Company is calculated as net income attributable to equity holders of the Company with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, other adjustments, and related income tax expense. “Omni-comp” reflects revenue growth on a constant currency basis from retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed for 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.
The Company believes that these non-IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures, however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.

FORWARD LOOKING STATEMENTS
This press release contains statements that constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “potential,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions. Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. These risks and uncertainties include factors relating to: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including the expansion and success of our retail stores and e-commerce platforms; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; changes in trade policies, including tariffs and other trade restrictions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability-related matters, or legal, regulatory or market responses thereto; current and further changes to trade policies, tariffs, import/export regulations and, anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations; the use and reliance on artificial intelligence can potentially cause intellectual property rights issues, security vulnerabilities, harm our business reputation, negatively impact our operations and impact our financial results; ability to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our information technology (“IT”) systems; our reliance on a large number of complex IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with ANTA Sports Products Limited (“ANTA Sports”); our expectations regarding the time during which we will be a foreign private issuer; and other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
ir@amersports.com
Media:
Päivi Antola
Senior Vice President, Communications
media@amersports.com
Source: Amer Sports, Inc.

CONSOLIDATED STATEMENTS OF INCOME (1)
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In millions (except for earnings per share information)	2025	2024	2025	2024

Revenue	$1,756.3	$1,353.8	$4,465.1	$3,547.8
Cost of goods sold	(758.1)	(606.5)	(1,892.9)	(1,593.5)
Gross profit	998.2	747.3	2,572.2	1,954.3
Selling, general and administrative expenses	(776.6)	(586.5)	(2,116.3)	(1,698.1)
Impairment losses	(10.2)	-	(13.1)	(2.5)
Other operating income	4.5	15.9	31.0	23.5
Operating profit	215.9	176.7	473.8	277.2

Interest expense	(25.6)	(44.1)	(77.6)	(154.9)
Foreign currency exchange gains/(losses), net & other finance costs	5.9	(4.8)	16.5	(24.0)
Loss on debt extinguishment	—	—	—	(14.3)
Interest income	1.5	1.1	4.4	6.3
Net finance cost	(18.2)	(47.8)	(56.7)	(186.9)

Income before tax	197.7	128.9	417.1	90.3

Income tax expense	(51.3)	(72.7)	(110.2)	(29.0)

Net income	$146.4	$56.2	$306.9	$61.3

Net income attributable to:
Equity holders of the Company	$143.1	$55.8	$295.9	$57.2
Non-controlling interests	$3.3	$0.4	$11.0	$4.1

Earnings per share
Basic earnings per share	$0.26	$0.11	$0.53	$0.12
Diluted earnings per share	$0.25	$0.11	$0.53	$0.12

Weighted-average number of ordinary shares
Basic	556,199,402	505,412,690	555,203,601	490,972,248
Diluted	563,532,523	507,716,795	562,594,355	493,776,517
(1) Beginning in the fourth quarter of 2024, the Company changed its presentation of foreign exchange gains and losses related to operational transactions, which were previously recorded as selling, general and administrative expenses, and are now recorded as finance costs. The impact on the prior period financial statements is immaterial.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (1)
As of September 30, 2025 and December 31, 2024
(Unaudited)

In millions	September 30, 2025	December 31, 2024

ASSETS

NON-CURRENT ASSETS

Intangible assets	$2,753.5	$2,590.1
Goodwill	2,315.1	2,127.7
Property, plant and equipment	634.9	549.5
Right-of-use assets	673.0	524.3
Non-current financial assets	67.2	62.0
Defined benefit pension assets	11.6	11.7
Other non-current assets	3.5	4.1
Deferred tax assets	81.4	67.6
TOTAL NON-CURRENT ASSETS	6,540.2	5,937.0

CURRENT ASSETS

Inventories	1,710.4	1,223.3
Accounts receivable, net	880.6	666.9
Prepaid expenses and other receivables	216.4	213.2
Current tax assets	10.6	10.3
Cash and cash equivalents	353.3	345.4
TOTAL CURRENT ASSETS	3,171.3	2,459.1

TOTAL ASSETS	9,711.5	8,396.1

SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES

EQUITY

Share capital	18.5	18.4
Share premium	3,219.9	3,189.1
Capital reserve	2,789.2	2,789.2
Cash flow hedge reserve	(41.9)	19.6
Accumulated deficit and other	(339.0)	(1,017.0)
Equity attributable to equity holders of the parent company	5,646.7	4,999.3
Non-controlling interests	20.1	9.1
TOTAL EQUITY	$5,666.8	$5,008.4

In millions	September 30, 2025	December 31, 2024

LIABILITIES

NON-CURRENT LIABILITIES

Non-current borrowings	$791.9	$790.8
Non-current lease liabilities	574.9	439.0
Defined benefit pension liabilities	33.9	30.0
Other non-current liabilities	7.5	15.5
Non-current provisions	13.7	5.9
Non-current tax liabilities	5.5	4.9
Deferred tax liabilities	518.8	487.4
TOTAL NON-CURRENT LIABILITIES	1,946.2	1,773.5

CURRENT LIABILITIES

Other borrowings	259.5	136.5
Revolving credit facility	93.9	—
Current lease liabilities	147.7	116.9
Accounts payable	564.5	549.0
Other current liabilities	983.6	747.7
Current provisions	36.3	33.7
Current tax liabilities	13.0	30.4
TOTAL CURRENT LIABILITIES	2,098.5	1,614.2

TOTAL LIABILITIES	4,044.7	3,387.7

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$9,711.5	$8,396.1
(1) The Company changed its presentation of non-current financial assets and other non-current assets beginning in the second quarter of 2025 and accounts receivable, net and other current liabilities beginning in the third quarter of 2025 to better reflect the nature of the balances. Prior year balances have been recast to conform with current period presentation.

GEOGRAPHIC REVENUES
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
In millions	2025	2024	% Change	2025	2024	% Change
Geographic Revenues
Americas	$574.2	$487.8	18%	$1,434.3	$1,274.6	13%
Greater China (1)	461.5	312.9	47%	1,317.7	914.2	44%
EMEA	528.5	428.5	23%	1,209.6	1,022.2	18%
Asia Pacific (2)	192.1	124.6	54%	503.5	336.8	49%
Total	$1,756.3	$1,353.8	30%	$4,465.1	$3,547.8	26%
(1) Consists of mainland China, Hong Kong, Macau and Taiwan.
(2) Excludes Greater China.
CHANNEL REVENUES
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
In millions	2025	2024	% Change	2025	2024	% Change
Channel Revenues
Wholesale	$1,033.8	$874.0	18%	$2,409.1	$2,113.6	14%
DTC	722.5	479.8	51%	2,056.0	1,434.2	43%
Total	$1,756.3	$1,353.8	30%	$4,465.1	$3,547.8	26%
SEGMENT REVENUES
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
In millions	2025	2024	% Change	2025	2024	% Change
Segment Revenues
Technical Apparel	$683.3	$520.0	31%	$1,856.0	$1,449.3	28%
Outdoor Performance	723.5	533.6	36%	1,639.6	1,241.2	32%
Ball & Racquet Sports	349.5	300.2	16%	969.5	857.3	13%
Total	$1,756.3	$1,353.8	30%	$4,465.1	$3,547.8	26%

SEGMENT ADJUSTED OPERATING PROFIT
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,				For the nine months ended September 30,
In millions	2025	% of Segment Revenues (2)	2024	% of Segment Revenues (2)	2025	% of Segment Revenues (2)	2024	% of Segment Revenues (2)
Segment Adjusted Operating Profit
Technical Apparel	$129.6	19.0%	$104.0	20.0%	$358.2	19.3%	$279.1	19.3%
Outdoor Performance	156.9	21.7%	93.4	17.5%	252.1	15.4%	106.3	8.6%
Ball & Racquet Sports	26.4	7.6%	20.7	6.9%	56.3	5.8%	34.6	4.0%
Corporate expenses (1)	(38.0)	NM	(23.1)	NM	(92.2)	NM	(66.0)	NM
Total	$274.9	15.7%	$195.0	14.4%	$574.4	12.9%	$354.0	10.0%
(1) Includes corporate expenses, which have not been allocated to the reportable segments.
(2) The operating loss as a percentage of revenues for Corporate expenses is not presented as it is not a meaningful metric (NM).
SEGMENT DTC OPERATING DATA
As of September 30, 2025 and 2024
(Unaudited)

	September 30,
	2025	2024	% Change

Store count (1)
Technical Apparel	275	212	30%
Outdoor Performance	285	196	45%
Ball & Racquet	71	45	58%
Total	631	453	39%

Omni-comp (2)
Technical Apparel	27%	20%
Outdoor Performance	33%	23%
Ball & Racquet	24%	0%
(1) Reflects the number of owned retail stores open at the end of the fiscal period for each segment.
(2) Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

ADJUSTED GROSS PROFIT RECONCILIATION
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Gross Profit	$998.2	$747.3	$2,572.2	$1,954.3
Depreciation and amortization on PPA fair value step up	17.5	3.7	25.0	11.1
Expenses related to certain legal proceedings	0.7	—	(1.4)	—
Adjusted Gross Profit	$1,016.4	$751.0	$2,595.8	$1,965.4
ADJUSTED SG&A RECONCILIATION
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Selling, general and administrative expenses	$(776.6)	$(586.5)	$(2,116.3)	$(1,698.1)
Depreciation and amortization on PPA fair value step up	23.0	7.1	37.1	21.1
Restructuring expenses	5.4	2.5	14.4	12.2
Expenses related to transaction activities	3.9	2.2	6.2	20.3
Expenses related to certain legal proceedings	0.1	1.4	0.2	1.4
Share-based payments	1.7	1.3	12.5	10.7
Adjusted SG&A expenses	$(742.5)	$(572.0)	$(2,045.9)	$(1,632.4)
ADJUSTED NET FINANCE COST RECONCILIATION
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Net Finance Costs	$(18.2)	$(47.8)	$(56.7)	$(186.9)
Expenses related to transaction activities	—	2.3	—	20.3
Loss on debt extinguishment	—	—	—	14.3
Adjusted Net Finance Costs	$(18.2)	$(45.5)	$(56.7)	$(152.3)

ADJUSTED INCOME TAX EXPENSE RECONCILIATION
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Income Tax Expense	$(51.3)	$(72.7)	$(110.2)	$(29.0)
Depreciation and amortization on PPA fair value step up	(12.0)	(2.7)	(17.4)	(8.0)
Restructuring expenses	(1.4)	(0.7)	(3.6)	(3.1)
Expenses related to transaction activities	(1.0)	(1.2)	(1.6)	(7.1)
Expenses related to certain legal proceedings	(0.2)	(0.3)	0.3	(0.3)
Share-based payments	(0.4)	(0.3)	(3.1)	(2.7)
Impairment of goodwill and intangible assets	(1.7)	—	(1.7)	—
Loss on debt extinguishment	—	—	—	(1.4)
Adjusted Income Tax Expense	$(68.0)	$(77.9)	$(137.3)	$(51.6)
ADJUSTED NET INCOME RECONCILIATION (1)
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In millions (except for share and earnings per share information)	2025	2024	2025	2024

Net income attributable to equity holders of the Company	$143.1	$55.8	$295.9	$57.2
Depreciation and amortization on PPA fair value step up	40.5	10.8	62.0	32.2
Restructuring expenses	5.4	2.5	14.4	12.2
Impairment of goodwill and intangible assets	6.7	—	6.7	—
Expenses related to transaction activities	3.9	4.5	6.2	40.6
Expenses related to certain legal proceedings	0.8	1.4	(1.2)	1.4
Share-based payments	1.7	1.3	12.5	10.7
Loss on debt extinguishment	—	—	—	14.3
Income tax expense on adjustments	(16.7)	(5.2)	(27.1)	(22.6)
Adjusted net income attributable to equity holders of the Company	$185.4	$71.1	$369.4	$146.0
Weighted-average dilutive shares outstanding	563,532,523	507,716,795	562,594,355	493,776,517
Adjusted total diluted earnings per share	$0.33	$0.14	$0.66	$0.30

ADJUSTED OPERATING PROFIT RECONCILIATION (1)
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024
Income before tax	$197.7	$128.9	$417.1	$90.3
Depreciation and amortization on PPA fair value step up	40.5	10.8	62.0	32.2
Restructuring expenses	5.4	2.5	14.4	12.2
Impairment of goodwill and intangible assets	6.7	—	6.7	—
Expenses related to transaction activities	3.9	2.3	6.2	20.3
Expenses related to certain legal proceedings	0.8	1.4	(1.2)	1.4
Share-based payments	1.7	1.3	12.5	10.7
Loss on debt extinguishment	—	—	—	14.3
Interest expense	25.6	44.1	77.6	154.9
Foreign currency exchange (gains)/losses, net & other finance costs	(5.9)	4.8	(16.5)	24.0
Interest income	(1.5)	(1.1)	(4.4)	(6.3)
Adjusted operating profit	$274.9	$195.0	$574.4	$354.0

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN RECONCILIATION (1)
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2025	2024	2025	2024

Revenue	$1,756.3	$1,353.8	$4,465.1	$3,547.8
Net income attributable to equity holders of the Company	$143.1	$55.8	$295.9	$57.2
Net income attributable to non-controlling interests	3.3	0.4	11.0	4.1
Depreciation and amortization (2)	118.8	71.2	277.9	196.5
Interest expense (3)	25.6	44.1	77.6	154.9
Loss on debt extinguishment	—	—	—	14.3
Foreign currency exchange (gains)/losses, net & other finance costs	(5.9)	4.8	(16.5)	24.0
Interest income	(1.5)	(1.1)	(4.4)	(6.3)
Income tax expense	51.3	72.7	110.2	29.0
Restructuring expenses	5.4	2.5	14.4	12.2
Impairment of goodwill and intangible assets	6.7	—	6.7	—
Expenses related to transaction activities	3.9	2.3	6.2	20.3
Expenses related to certain legal proceedings	0.8	1.4	(1.2)	1.4
Share-based payments	1.7	1.3	12.5	10.7
Adjusted EBITDA	$353.2	$255.4	$790.3	$518.3
Net income margin	8.1%	4.1%	6.6%	1.6%
Adjusted EBITDA Margin	20.1%	18.9%	17.7%	14.6%
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $42.8 million and $32.3 million for the three months ended September 30, 2025 and 2024, and $118.0 million and $88.0 million for the nine months ended September 30, 2025 and 2024, respectively.
(3) Total interest expense on lease liabilities under IFRS 16, Leases was $8.8 million and $6.4 million for the three months ended September 30, 2025 and 2024, and $24.0 million and $15.6 million for the nine months ended September 30, 2025 and 2024, respectively.